Press Release

Deepest Hole Drilled at Loncor's Adumbi Deposit Intersects Significant

Widths and Grades in Multiple Gold Zones

  Results include 32.15 metres grading 6.17 g/t gold (including 1.46 metres grading 94.77 g/t gold) and 15.36 metres grading 3.73 g/t gold (including 5.89 metres grading 6.56 g/t gold)

Toronto, Canada -March 25 2021 - Loncor Resources Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQX: "LONCF"; FSE: "LO51") is pleased to announce further significant assay results from its drilling program within its 84.68%-owned Imbo Project in the eastern part of the Ngayu greenstone belt in the Democratic Republic of the Congo.  The deepest borehole drilled to date at its flagship Adumbi deposit, LADD009 intersected 32.15 metres grading 6.17 grammes per tonne (g/t) gold (including 1.46 metres grading 94.77 g/t Au), 15.36 metres grading 3.73 g/t gold (including 5.89 metres grading 6.56 g/t Au), 5.00 metres grading 3.17 g/t gold and 7.45 metres grading 1.48 g/t gold.

Mineralized sections for borehole LADD009 are summarised in the table below:

Borehole Number	From (m)	To (m)	Intersected Width (m)	Grade (g/t) Au
LADD009	559.76	564.76	5.00	3.17
LADD009	581.90	614.05	32.15	6.17
LADD009 including	599.05	600.51	1.46	94.77
LADD009	629.56	644.92	15.36	3.73
LADD009 including	632.00	637.89	5.89	6.56
LADD009	650.50	657.95	7.45	1.48

Borehole LADD009 had an inclination of minus 75 degrees and azimuth of 218 degrees at the start of hole and regular measurements of inclination and azimuth were taken at 30 metre intervals down the hole.  All core was orientated, and it is estimated that the true widths of the mineralised sections are approximately 82% of the intersected width.  All intercepted grades are uncut with maximum internal dilution equal to or less than 4 metres of intersected width.  Borehole LADD009 intersected the mineralization at a depth of approximately 140 metres below the open pit shell (see Figures 2 and 3 below).  Boreholes LADD012 and LADD013 are currently being drilled (LADD011 was abandoned before reaching target depth due to mechanical problems and LADD013 is being drilled in its place).

Commenting on these latest drilling results, Loncor President Peter Cowley said: "Borehole LADD009 is the deepest hole drilled to date at Adumbi as well as the highest value in terms of the product of grade multiplied by true width for the multiple intersections (see Figure 2).  These excellent results combined with previous results from the ongoing drilling program indicate that gold grades are increasing with depth.  We continue to be excited by the results at Adumbi.  The holes from our current drilling program have intersected significant widths and grades and will increase the current open pittable, inferred mineral resource of 2.19 million ounces (28.97 million tonnes grading 2.35 g/t gold) at the Adumbi deposit.  Studies are underway to quantify this increase."

The gold mineralization at Adumbi is associated with a thick package (up to 130 metres) of interbedded banded ironstone and quartz carbonate and chlorite schist with higher grade sections being found in a strongly altered siliceous unit termed "Replaced Rock" (RP) where structural deformation and alteration has completely destroyed the primary host lithological fabric.  Disseminated sulphide assemblages include pyrite, pyrrhotite and arsenopyrite which can attain up to 20% of the total rock in places.

The objective of the current drilling program at Adumbi is to outline additional mineral resources to the current inferred mineral resource of 2.5 million ounces of gold on Loncor's 84.68%-owned Imbo Project which contains the Adumbi, Kitenge and Manzako deposits (inferred mineral resources of 30.65 million tonnes grading 2.54 g/t Au).

Quality Control and Quality Assurance

Drill cores for assaying were taken at a maximum of one-metre intervals and were cut with a diamond saw, with one-half of the core placed in sealed bags by Company geologists and sent to the Company's on-site sample preparation facility.  The core samples were then crushed down to 80% passing minus 2 mm and split with one half of the sample up to 1.5 kg pulverized down to 90% passing 75 microns.  Approximately 150 grams of the pulverized sample was then sent to the SGS Laboratory in Mwanza, Tanzania (independent of the Company).  Gold analyses were carried out on 50g aliquots by fire assay.  In addition, check assays were also carried out by the screen fire assay method to verify high-grade sample assays obtained initially by fire assay.  As part of the Company's QA/QC procedures, internationally recognized standards, blanks and duplicates were inserted into the sample batches prior to submitting to SGS Laboratory.

Qualified Person

Peter N. Cowley, who is President of Loncor and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

Figure 1:  Imbo Project Simplified Geology

Figure 2: Adumbi Longitudinal Section Looking Northeast with Drill Hole (Grade x Metre)

Figure 3:   Geological Cross Section A-B Highlighting Continuity of Gold Mineralization

Technical Reports

Additional information with respect to the Company's Imbo Project (which includes the Adumbi deposit) is contained in the technical report of Minecon Resources and Services Limited dated April 17, 2020 and entitled "Independent National Instrument 43-101 Technical Report on the Imbo Project, Ituri Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Additional information with respect to the Company's Makapela Project, and certain other properties of the Company in the Ngayu gold belt, is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Loncor Resources Inc.

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the Democratic Republic of the Congo (the "DRC").  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects.  At the Imbo Project, the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.5 million ounces of gold (30.65 million tonnes grading 2.54 g/t Au), with 84.68% of this resource being attributable to Loncor.  Loncor is currently carrying out a drilling program at the Adumbi deposit with the objective of outlining additional mineral resources.  The Makapela Project (which is 100%-owned by Loncor and is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

Loncor also has several joint ventures with Barrick (TSX: "ABX"; NYSE: "GOLD") in the Ngayu Belt.  The joint venture areas are located approximately 220 kilometres southwest of the large Kibali gold mine, which is operated by Barrick.  As per the joint venture agreements entered into between Loncor and Barrick, Barrick manages and funds exploration on approximately 2,000 km2 of Loncor ground in the Ngayu Belt until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Barrick.  Subject to the DRC's free carried interest requirements, Barrick would earn 65% of any discovery with Loncor holding the balance of 35%.  Loncor will be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted.  Loncor's Imbo and Makapela Projects do not form part of the joint ventures with Barrick.

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Indicated" and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F annual report, File No. 001- 35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drill results at the Adumbi deposit, potential mineralization, mineral resource increases, exploration under the joint venture agreements with Barrick, potential gold discoveries, mineral resource estimates, drill targets, exploration results, and future exploration and development) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations, the possibility that drilling programs will be delayed, activities of the Company may be adversely impacted by the continued spread of the widespread outbreak of respiratory illness caused by a novel strain of the coronavirus ("COVID-19"), including the ability of the Company to secure additional financing, risks related to the exploration stage of the Company's properties, uncertainties relating to the availability and costs of financing needed in the future, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 6, 2020 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com or contact:

Arnold Kondrat , CEO, Toronto, Ontario Tel: (416) 366-7300

John Barker, VP of Business Development, United Kingdom +44 7547 159 521